ıNGE COMMISSION
C. 20549

08030018

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

…ING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-67160

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grosvenor Securities LLC

Official Use Only

FIRM ID. NO.

SEC Mail Processing Section

FEB 26 2008

Washington, DC 101

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

900 North Michigan Avenue, Suite 1100
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Felton 312-506-6801
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Eric Felton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Grosvenor Securities LLC as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

E. A. Felton

Timitri Taylor
Notary Public

"OFFICIAL SEAL"
Timitri Taylor
Notary Public, State of Illinois
My Commission Expires 03/20/2010

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since inception

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Grosvenor Securities LLC

Statement of Financial Condition
December 31, 2007

Available for Public Inspection

Grosvenor Securities LLC
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Members of Grosvenor Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Grosvenor Securities LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the statement of financial condition, the Company has extensive transactions and relationships with affiliates.

PricewaterhouseCoopers LLP

February 18, 2008

Grosvenor Securities LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	162,061
Other assets		43,868
Total assets	$	205,929
Liabilities and Members' Equity		
Accrued expenses	$	19,786
Payable to affiliate		29,997
Total liabilities		49,783
Members' equity		156,146
Total liabilities and members' equity	$	205,929

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Grosvenor Securities LLC (the "Company") was organized on August 18, 2005 under the laws of Delaware as a wholly owned subsidiary of Grosvenor Capital Management, L.P. ("GCMLP"). GCMLP is registered with the Securities and Exchange Commission ("SEC") as an investment adviser. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA was created through a July 30, 2007 merger between the National Association of Securities Dealers, Inc. ("NASD") and the regulatory functions of the New York Stock Exchange ("NYSE"). Effective March 19, 2007, the Company registered with the Ontario Securities Commission as an International Dealer.

Effective March 30, 2007, the Company entered into a Preferred Membership Interest Purchase Agreement with a third party ("Preferred Member"). Under the agreement, in exchange for a $3,000 contribution, the Preferred Member was issued preferred interests in the Company and is entitled to receive cumulative dividends at the rate of 10% per annum. These dividends are payable quarterly. The preferred interests have a liquidation preference equal to $3,000 plus any unpaid but accrued dividends.

The Company's profits and losses are allocated in accordance with the Amended and Restated Limited Liability Company Agreement dated March 30, 2007. Profits are allocated first to GCMLP (the "Common Member") and the Preferred Member to the extent of any losses previously allocated; second to the Preferred Member to the extent of the Preferred Member's accrued dividend and thereafter to the Common Member. Losses are allocated first to the extent of any profits previously allocated to the Common Member and Preferred Member; second to the extent of the Common Member's capital balance; third to the extent of the Preferred Member's capital balance and thereafter to the Common Member.

The Company operates as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to serve as a placement agent for certain investment vehicles sponsored and managed or advised by GCMLP (the "Grosvenor Funds").

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

For the year ended December 31, 2007, the Company had a net loss in excess of its beginning members' equity balance. The majority of the loss consists of non-recurring professional fees. Notwithstanding the net loss, management believes the Company is a going concern as the Master Placement Agent Agreement, discussed in Notes 3 and 6, has been amended and will result in increased revenue in 2008. Additionally, the Common Member has the ability and intent to continue to fund operating losses for the foreseeable future.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Other Assets
Other assets contain prepaid items, primarily 2008 FINRA renewal fees.

3. Related Parties

The Company has entered into a Master Placement Agent Agreement (the "Agreement") with GCMLP whereby in exchange for a fee of $100,000 per year, the Company acts as a placement agent for the Grosvenor Funds. The Grosvenor Funds are offered, in the United States, to institutional investors and high net worth individuals who meet the definition of an "accredited investor" under Regulation D under the Securities Act of 1933.

In addition to the Agreement, the Company has entered into an Expense Agreement ("Expense Agreement") with GCMLP. Under the Expense Agreement, direct expenses, including professional fees and registration and licensing fees are the responsibility of the Company and are recorded as incurred. GCMLP pays for the expenses and is reimbursed by the Company from time to time. Accrued expenses represent direct expenses incurred but not yet paid by GCMLP. The payable to affiliate represents the expenses to be reimbursed by the Company to GCMLP. Indirect expenses, including compensation, rent and utilities are the responsibility of and are paid directly by, and recorded on the books and records of, GCMLP. In accordance with the Expense Agreement, the Company is not directly or indirectly liable for payment of any indirect expenses.

4. Income Taxes

The Company is not subject to federal income taxes as its members, are individually liable for the taxes, if any, on their distributive share of realized income, gain, loss, deductions or credits.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness as defined.

At December 31, 2007, the Company had net capital, as defined under Rule 15c3-1, of $112,278 and excess net capital of $107,278. The ratio of aggregate indebtedness to net capital was 0.44 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(2)(i) of that Rule.

6. Subsequent Event

Effective January 1, 2008, the Company revised the Master Placement Agent Agreement with GCMLP whereby the annual fee will be $200,000, payable in monthly installments no later than the third business day of each month

END